082-03470

RECEIVED

2007 JAN 18 A 10:15

OFFICE OF INTERNATIONAL CORPORATE FINANCE

ITC Limited

Registered Office
Virginia House
37, J. L. Nehru Road, Kolkata 700 071 India
Telephone : 91 33 22889371
Fax : 91 33 22882259/2260/1256

15th January, 2007

The Manager
Listing Department
National Stock Exchange
of India Ltd.
Exchange Plaza,
Plot No. C-1, G Block
Bandra-Kurla Complex
Bandra (East)
Mumbai 400 051

The Dy. General Manager
Corporate Relationship Dept.
Bombay Stock Exchange Ltd.
1st floor, New Trading Ring
Rotunda Building, P. J. Towers
Dalal Street, Fort
Mumbai 400 001

The Secretary
The Calcutta Stock
Exchange Association Ltd.
7, Lyons Range
Kolkata 700 001

07020412

SUPPL

Dear Sirs,

Distribution of Shareholding as on Quarter ended 31st December, 2006

In terms of the requirement of Clause 35 of the Listing Agreement, enclosed please find the Company's Distribution of Shareholding as on quarter ended 31st December, 2006 in the prescribed format.

Further, as required, the above information is also being posted on the Company's website, www.itcportal.com, and on SEBI's EDIFAR system.

Yours faithfully,
ITC Limited

(R. K. Singhi)
Deputy Secretary

Encl. as above

PROCESSED

JAN 1 9 2007

THOMSON
FINANCIAL

ITC Limited

cc: Securities Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Mail Stop 3-9
450 Fifth Street
Washington DC 20549
U.S.A.

cc: Societe de la Bourse de Luxembourg
11 Avenue de la Porte - Neuve
L-2227 Luxembourg.

(I)(a) Statement showing Shareholding pattern

Name of the Company : ITC Limited	
Scrip Code : NSE Code - ITC BSE Code - 500875 CSE Code - 10000018	Quarter ended : 31st December, 2006

Category Code	Category of shareholder	Number of shareholders	Total number of shares	Number of shares held in dematerialised form	Total shareholding as a percentage of total number of shares	
					As a percentage of (A+B)	As a percentage of (A+B+C)
(A)	**Shareholding of Promoter and Promoter Group**					
(1)	**Indian**					
(a)	Individuals / Hindu Undivided Family	0	0	0	0.00	0.00
(b)	Central Government / State Government(s)	0	0	0	0.00	0.00
(c)	Bodies Corporate	0	0	0	0.00	0.00
(d)	Financial Institutions / Banks	0	0	0	0.00	0.00
(e)	Any other (specify)	0	0	0	0.00	0.00
	Sub-Total (A)(1)	**0**	**0**	**0**	**0.00**	**0.00**
(2)	**Foreign**					
(a)	Individuals (Non-Resident Individuals / Foreign Individuals	0	0	0	0.00	0.00
(b)	Bodies Corporate	0	0	0	0.00	0.00
(c)	Institutions	0	0	0	0.00	0.00
(d)	Any Other (specify)	0	0	0	0.00	0.00
	Sub-Total (A)(2)	**0**	**0**	**0**	**0.00**	**0.00**
	Total Shareholding of Promoter and Promoter (A) = (A)(1) + (A)(2)	**0**	**0**	**0**	**0.00**	**0.00**
(B)	**Public shareholding**					
(1)	**Institutions**					
(a)	Mutual Funds / UTI	239	581956512	581668812	15.71	15.48
(b)	Financial Institutions / Banks	189	11369323	10920643	0.31	0.30
(c)	Central Government / State Government (s)	1	700840	700840	0.02	0.02
(d)	Venture Capital Funds	0	0	0	0.00	0.00
(e)	Insurance Companies	17	809452453	804072898	21.86	21.53
(f)	Foreign Institutional Investors	393	484742494	484531984	13.09	12.89
(g)	Foreign Venture Capital Investors	0	0	0	0.00	0.00
(h)	Any Other (specify)	0	0	0	0.00	0.00
	Sub-Total (B) (1)	**839**	**1888221622**	**1881895177**	**50.99**	**50.22**

ITC Limited 37, J. L. Nehru Road, KOLKATA-71

Category Code	Category of shareholder	Number of shareholders	Total number of shares	Number of shares held in dematerialised form	Total shareholding as a percentage of total number of shares	
					As a percentage of (A+B)	As a percentage of (A+B+C)
(2)	**Non-Institutions**					
(a)	Bodies Corporate	4487	74310406	73069666	2.00	1.98
(b)	Individuals -					
	(i) Individual shareholders holding nominal share capital up to Rs. 1 lakh.	444265	466661416	343121491	12.60	12.41
	(ii) Individual shareholders holding nominal share capital in excess of Rs. 1 lakh	190	34778773	27164173	0.94	0.92
(c)	Any Other :					
	(i) NRIs / OCBs	5,897	23829795	15024735	0.64	0.63
	(ii) Foreign Companies	7	1212029875	5491825	32.73	32.23
	(iii) Foreign Nationals	6	224745	2625	0.01	0.01
	(vi) Trust	55	1516891	1516891	0.04	0.04
	(iv) Clearing Members	602	1742754	1742754	0.05	0.05
	(v) Clearing House	2	12062	12062	0.00	0.00
	Sub-Total (B)(2)	**455511**	**1815106717**	**467146222**	**49.01**	**48.27**
	Total Public Shareholding (B) = (B)(1) + (B)(2)	**456350**	**3703328339**	**2349041399**	**100.00**	**98.49**
	TOTAL (A) + (B)	**456350**	**3703328339**	**2349041399**	**100.00**	**98.49**
(C)	**Shares held by Custodians and against which Depository Receipts have been issued**	2	56837581	56818081	-	1.51
	GRAND TOTAL (A) + (B) + (C)	**456352**	**3760165920**	**2405859480**	-	**100.00**

37, J.L. Nehru Road, KOLKATA-71 ITC Limited

(I)(b) **Statement showing Shareholding of persons belonging to the category " Promoter and Promoter Group"**

Sr. No.	Name of the shareholder	Number of shares	Shares as a percentage of total number of shares {i.e, Grand Total (A) + (B) + (C) indicated in Statement at para (I)(a) above}
	-	Nil	Nil
	Total	Nil	Nil

(I)(c) **Statement showing Shareholding of persons belonging to the category "Public" and holding more than 1% of the total number of shares**

Sr. No.	Name of the shareholder	Number of shares	Shares as a percentage of total number of shares {i.e, Grand Total (A) + (B) + (C) indicated in Statement at para (I)(a) above}
1	Tobacco Manufacturers (India) Limited	992782440	26.40
2	Life Insurance Corporation of India *(see Note 2)*	462733318	12.31
3	Unit Trust of India *(see Note 2)*	446384831	11.87
4	Myddleton Investment Co. Ltd	162103980	4.31
5	The New India Assurance Company Limited	96856835	2.58
6	General Insurance Corporation of India	74805465	1.99
7	The Oriental Insurance Company Limited	74115780	1.97
8	National Insurance Company Limited	68161110	1.81
9	Rothmans International Enterprises Limited	51651630	1.37
	Total	**2429595389**	**64.61**

(I)(d) **Statement showing details of locked–in shares**

Sr. No.	Name of the shareholder	Number of locked-in shares	Shares as a percentage of total number of shares {i.e, Grand Total (A) + (B) + (C) indicated in Statement at para (I)(a) above}
	-	Nil	Nil
	Total	Nil	Nil

ITC Limited 37, J. L. Nehru Road, KOLKATA-71

(II)(a) Statement showing details of Depository Receipts (DRs)

Sr. No.	Type of outstanding DR (ADRs, GDRs, SDRs, etc.)	Number of outstanding DRs	Number of shares underlying outstanding DRs	Shares underlying outstanding DRs as a percentage of total number of shares {i.e., Grand Total (A) + (B) + (C) indicated in statement at para (I)(a) above}
1	GDRs	56837581	56837581	1.51
	Total	**56837581**	**56837581**	**1.51**

(II)(b) Statement showing Holding of Depository Receipts (DRs), where underlying shares are in excess of 1% of the total number of shares

Sr. No.	Name of the DR Holder	Type of outstanding DR (ADRs, GDRs, SDRs,etc.)	Number of shares underlying outstanding DRs	Shares underlying outstanding DRs as a percentage of total number of shares {i.e., Grand Total (A) + (B) + (C) indicated in statement at para (I)(a) above}
1	Not available *(see Note 3)*	-	-	-
	Total			

Notes:

1. The 'number of shareholders' is based on DP ID & CL ID Nos. (in respect of shares held in dematerialised form) and Account Nos. (in respect of shares held in physical form).
2. The number of shares held by Life Insurance Corporation of India and Unit Trust of India as shown in the statement under 'Public and holding more than 1% of the total number of shares' excludes their respective Mutual Fund holdings.
3. The Company's Depository for the GDRs, Citibank N. A. New York ADR Department, has advised that they are not privy to beneficial owner information and therefore cannot provide the individual holdings of GDR Holders.

ITC Limited 37, J. L. Nehru Road, KOLKATA-71